Exhibit 99.2
Translated from French

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2 951 947 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France
379 001 530 R.C.S. LYON
RESOLUTIONS SUBMITTED TO THE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING
TO BE HELD ON JUNE 24, 2009

WITHIN THE COMPETENCE OF THE ORDINARY GENERAL SHAREHOLDERS’
MEETING
1.	Approval of Statutory Accounts for year ended December 31, 2008.

2.	Allocation of results to retained earnings.

3.	Renewal of Mr Elie Vannier as Director.

4.	Renewal of Mr. Frederic Lemoine as Director.

5.	Renewal of Mr Lodewijk J.R. De Vink as Director.

6.	Renewal of Mr. John L. Vogelstein as Director.

7.	Renewal of Mr Frank Fildes as Director.

8.	Renewal of Mr. Stephen H. Willard as Director.

9.	Determination of the annual amount of Directors’ attendance fees.

10.	Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code.

WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

11.	Authorization to be granted to the Board of Directors with a view to allocation of two hundred thousand (200 000) shares at no cost (“free shares”) and taking note of the resulting capital increases.

12.	Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred and fifty thousand (250 000) stock warrants (BSA) reserved for a category of persons consisting of the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

13.	Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.

14.	Powers for formalities.

Translated from French
— RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY GENERAL
SHAREHOLDERS’ MEETING —
FIRST RESOLUTION
Approval of Statutory Accounts for year ended December 31, 2008
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having taken cognizance of the financial statements for the fiscal year ended on December 31, 2008, and having heard a reading of the Board of Directors’ management report and of the general report of the Statutory Auditor pertaining to said fiscal year, approves, in their entirety, the said financial statements as they have been presented to it, as well as the transactions recorded in such financial statements and reports, which show a loss in the amount of (5,226,231) euros.
Accordingly, the General Shareholders’ Meeting grants the Directors full discharge for the performance of their duties during said fiscal year.
Furthermore and in accordance with Section 223 quater of the General Tax Code, the General Shareholders’ Meeting acknowledges that non tax-deductible expenses or charges as set forth at Section 39-4 of the General Tax Code were incurred for a total of 19,776 € Euros during the fiscal year ended December 31, 2008 corresponding to excess redemption.
SECOND RESOLUTION
Allocation of results to retained earnings
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings,
After having heard a reading of the Board of Directors’ management report, decides to allocate the loss for the financial year ended on December 31, 2008, amounting to (5,226,231) Euros, to the carry forward account, which will then amount to (97,225,651) Euros.
It is recalled, pursuant to article 243 bis of the General Tax Code, that no dividend was distributed for the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Translated from French
THIRD RESOLUTION
Renewal of a Director
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Elie Vannier expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2009.
Elie Vannier has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
FOURTH RESOLUTION
Renewal of a Director
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Frédéric Lemoine expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2009.
Frédéric Lemoine has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
FIFTH RESOLUTION
Renewal of a Director
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Lodewijk J.R. De Vink expires at the end of this meeting,

Translated from French
decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2009.
Lodewijk J.R. De Vink has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
SIXTH RESOLUTION
Renewal of a Director
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of John L. Vogelstein expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2009.
John L. Vogelstein has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
SEVENTH RESOLUTION
Renewal of a Director
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Frank Fildes expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2009.
Frank Fildes has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

Translated from French
EIGHTH RESOLUTION
Renewal of a Director
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Stephen H. Willard expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2009.
Stephen H. Willard has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
NINTH RESOLUTION
Determination of the annual amount of Directors’ attendance fees
After having heard a reading of the Board of Directors’ management report, the General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings, decides to allocate to the Board of Directors, under condition of adoption of resolution three to eight, a maximum aggregate amount of 325,000 euros as annual attendance fees (jetons de presence) for the fiscal year ending December 31, 2009.
The General Shareholders’ Meeting acknowledges that the Board will determine the allocation and payment date of said attendance fees.
TENTH RESOLUTION
Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code
After having heard a reading of the Board of Directors’ management report, and the statutory auditor’s special report regarding the agreements referred to in article L. 225-38 et seq. of the Commercial Code, the General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings, approves the agreements entered into or previously authorized and which remained into force during the fiscal year ended December 31, 2008, together with the transactions mentioned therein.

Translated from French
— RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING —
ELEVENTH RESOLUTION
Authorization to be granted to the Board of Directors in view of allocating two hundred thousand (200 000) shares at no cost (“free shares”) and establishment of the subsequent capital increases.
The General Meeting, deliberating under the conditions of quorum and majority required for Extraordinary General Meetings, after hearing the reading of the report by the Board of Directors and the audit report by the Statutory Auditors, in application of Articles L. 225-197-1 et seq. of the Commercial Code:
1.	authorizes the Board of Directors to proceed, in one or several times, with the free allocation of the Company’s shares, existing or to be issued, for the benefit of the employees of the Company or the companies and the economic interest groupings which are linked to it pursuant to the conditions stipulated in Article L. 225-197-2 of the Commercial Code or for the benefit of the company managers referred to in Article L. 225-197-1, II of the Commercial Code;

2.	decides that the Board of Directors shall determine the identity of the beneficiaries, who can be employees or certain categories thereof of both the company and the companies which are bound to it directly or indirectly, pursuant to the conditions of Article L 225-197-2 of the Commercial Code and/or the company managers who meet the conditions of Article L 225-197-1 of the Commercial Code;

3.	decides that the Board of Directors shall determine the conditions and, where appropriate, the criteria for allocation of the shares;

4.	decides that the total number of shares free allocated is fixed at two hundred thousand shares, excluding adjustment of this number in order to take account of the operations necessary for preserving the rights of the beneficiary. In any event, the number of shares that can be allotted free of charge by the Board by virtue of the present delegation cannot exceed ten percent (10%) of the registered capital existing on the day of the first allocation;

5.	decides that allocation of the shares to their beneficiaries will be definitive only on expiry of a minimum acquisition period of two (2) years and that the minimum duration of the beneficiary’s obligation of conservation at the end of the acquisition period is fixed at two (2) years, the Board of Directors having the option of extending either of the time limits. Nonetheless, the shares will be definitively allocated prior to expiry of this period in the event of disability of the beneficiary corresponding to classification in the second or third of the categories provided for in Article L 341-4 of the Social Security Code;

6.	decides, in dispensation from the above, that beneficiaries who are not residents in France on the allocation date, for whom the taxable event coincides with the

Translated from French
end of the acquisition period, will be allocated the shares definitively on expiry of a minimum acquisition period of four (4) years, except in the event of disability, as stated above. These same beneficiaries will then be bound by no period of conservation;

7.	takes due cognizance that, concerning the shares to be issued, the present decision will include, at the end of the acquisition period, a capital increase through incorporation of reserves, profits or share premiums in favor of the beneficiaries of said shares and correlative renunciation by the shareholders in favor of said beneficiaries to the part of the reserves, profits or premiums thus incorporated;

8.	fixes at thirty-eight (38) months, as from the date of the present Meeting, the duration of validity of the present authorization;

9.	delegates all powers to the Board of Directors in order to implement the present authorization within the limits fixed above and thus determine the effects on the rights of the beneficiaries of the operations modifying the capital or likely to influence the value of the shares to be allotted and realized during the periods of acquisition and conservation; where appropriate, to establish the existence of sufficient reserves and proceed, at the time of each allotment, with transfer to a non-available reserves account of the sums required for paying up the new shares to be allotted; to decide on capital increase(s) through the incorporation of reserves, premiums or profits correlative to the issuance of new shares allotted free of charge; to proceed with acquisitions of the necessary shares by means of offers of sale made to all shareholders proportionally to the number of ordinary shares held by each of them; to take all useful measures for ensuring compliance with the obligation of conservation required of the beneficiaries; and, generally, to do everything, within the scope of the regulations in force, that the implementation of the present authorization will require;

10.	takes due cognizance of the fact that, in the event that the Board of Directors should make use of this authorization, it shall inform the Ordinary General Meeting each year of the operations performed by virtue of the provisions stipulated in Articles L. 225-197-1 to L. 225-197-3 of the Commercial Court pursuant to the conditions stipulated by Article L. 225-197-4 of said Code.
TWELFTH RESOLUTION
Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred and fifty thousand (250 000) stock warrants (BSA) reserved for a category of persons consisting of the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.
The General Shareholders’ Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors’ report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, in accordance with the provisions of Articles L. 225-138 and L. 228-91 et seq. of the Commercial Code,

Translated from French
1.	decides to authorize the Board to issue two hundred and fifty thousand warrants (BSA) for a subscription price to be paid up in cash and determined by the Board based on the evaluation of an independent expert. Such evaluation shall be the fair value of the warrants (BSA) which will be in part a function of the subscription price of the shares to be determined by the Board, in accordance with the provisions set forth in paragraph 3 below. The subscription amount of these warrants (BSA), if any, will be registered in a special reserve account labelled “issue premium” which will carry rights for all shareholders;

2.	decides to cancel the preferential right of subscription attributed to the shareholders by Article L. 225-132 of the Commercial Code and to reserve the subscription of these two hundred and fifty thousand(250 000) warrants (BSA), to the following category of beneficiaries: Directors of the Company who are not officers and/or employees of the Company, but including the Chairman

3.	decides that each warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter and in the Board’s decision to issue the warrants (BSA), the right to subscribe to one share of the Company for a subscription price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the day preceding the decision of the Board to issue such warrants (BSA), provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision;

4.	resolves that the shares thus subscribed upon exercise of the warrants (BSA) shall be fully paid up on the date of their subscription, either in cash or by offset of debt in the conditions laid down by law;

5.	decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within four years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise;

6.	If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the warrant (BSA) and the attached right to subscribe will lapse automatically;

7.	decides that, as of, at the issuance date of the warrants (BSA), the Company will be entitled to:
- conduct any change in its corporate organization,
- conduct any change in its corporate purpose,
- change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to Article L. 228-99 of the Commercial Code,
- issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to Article L. 228-99 of the Commercial Code;
8.	decides that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through

Translated from French
the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code;

9.	decides that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised, before the date when the capital decrease has become final;

10.	acknowledges that, pursuant to the provisions of Article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of Article L. 225-96 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company;

11.	Consequently and in accordance with the provisions of Article L. 228-91 of the Commercial Code, authorizes the issue of a maximum of two hundred and fifty thousand (250 000) new ordinary shares of an approximate nominal value of 0.12196 euro each to which exercise of warrants (BSA) will give rise, that is, a capital increase of an approximate maximum nominal amount of 30 490 Euros, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code;

12.	decides that the new shares remitted to the subscriber on exercise of the warrant will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation;

13.	acknowledges that, in accordance with Article L. 225-132 paragraph 6 of the Commercial Code, the decision of the General Shareholders’ Meeting automatically entails the waiver by the shareholders of their preferential rights in respect of the shares which may be issued upon exercise of the warrants (BSA), for the benefit of the holders of the above-mentioned two hundred and fifty thousand (250 000) warrants (BSA);

14.	decides that this authorization is granted for a term of eighteen (18) months starting from the date of this General Shareholders’ Meeting;

15.	acknowledges that, such warrants (BSA) shall be issued within a maximum period of eighteen (18) months from the date of the General Meeting in accordance with Article L. 225-138 of the Commercial Code;

16.	decides to grant the Board of Directors with all necessary powers to implement this decision under the terms and conditions set by the present resolution and by law, and in particular:
- to issue and fix the subscription price of the warrants (BSA)
- to determine the beneficiaries amongst the category defined by this resolution,

Translated from French
- to fix the issue price of the shares to be subscribed upon exercise of the warrants (BSA) in accordance with terms and conditions set by the present resolution, the dates, periods and conditions of subscription and final details of the issue within the limits laid down by this general meeting of shareholders and to allocate the issue premium, as the case may be,
- to close the subscription period early or extend its date, if required,
- to gather the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA),
- to record the number of shares issued on exercise of the warrants (BSA) and carry out any formalities resulting from the corresponding increases in share capital and make the corresponding amendments to the bylaws,
- to take any action required to ensure the protection of the warrant holder in the event of financial operations relating to the Company, in accordance with the legal and regulatory provisions in force, and generally, to take any action and carry out any formality which is useful in respect of this issue.
THIRTEENTH RESOLUTION
Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.
The General Shareholders’ Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors’ report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, in accordance with the provisions of Articles L. 225-129, L. 225-129-1, L. 225-129-6 and L. 225-138-1 of the Commercial Code and Article L. 3332-18 et seq. of the Labor Code,
1.	authorizes the Board of Directors to carry out, on one or more occasions, on its own resolution, an increase of the share capital, through the issuance of shares reserved, directly or through an Employee Profit Sharing FCP (Fonds commun de placement d’entreprise”), to members of a company sponsored saving plan, as provided for in Article L. 3332-18 et seq. of the Labor Code, for employees of the Company or its affiliates, as defined under Article L. 225.180 of the Commercial Code, who shall meet additional criteria to be defined by the Board, if any (the “Group Employees”);

2.	decides to cancel, in favor of those Group Employees, the preferential subscription rights of the shareholders set forth in Article L. 225-132 of the Commercial Code, to the shares to be issued under this resolution;

3.	decides that this authorization is granted for a term of twenty-six (26) months starting from the date of this General Shareholders’ Meeting;

4.	decides to set at 1% of the share capital, as of the date of this meeting, the issuance of shares that could result from the use of this authorization;

5.	decides that the subscription price per share for the shares to be issued in accordance with this authorization shall be determined by the Board of Directors in accordance with Article L. 3332-18 of the Labor Code;

6.	decides to grant the Board of Directors with all powers necessary to implement this resolution in accordance with applicable laws and regulations, and subject to the limitations and conditions specified above;

Translated from French
7.	acknowledges that, in the event the Board uses this authorization, it shall so inform the next ordinary general meeting of the shareholders of the operations in accordance with applicable laws and regulations.
FOURTEENTH RESOLUTION
Powers for formalities.
The General Shareholders’ Meeting grants a power of attorney to the bearer of an original, an except or a copy hereof, in order to effect all publication, filing and other formalities required by law.